SIERRA VENTURES, INC.

February 27, 2009

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 100 F Street, NE,
Washington, D.C. 20549-7010

Attention: Ms. Anne Nguyen Parker, Branch Chief

Dear Sirs:

Re:	Sierra Ventures, Inc.
Registration Statement on Form S-1 Filed on February 27, 2009
File Number 333-146675

As a final submission in the above referenced matter we have established a date on which the offering will commence as being Thursday, March 05, 2009 with a closing date of Monday April 06, 2009. We have therefore included as part of the final EDGAR filing a redline copy of the amended S-1 registration statement and a complete filing with the above dates entered throughout the registration statement.

We have filled in each of the blank (to be determined) dates indicating the commencement of the offering will be on March 05, 2009 and have indicated that the offering will close at 5:00 PM Pacific Time on Monday, April 06, 2009. In addition, we have referenced the opinion letter of Mr. Jeffrey A. Nichols as having been incorporated by reference to our S-1 registration statement filed on February 13, 2009. Finally, we have dated the registration statement at February 27, 2009.

On Monday, March 2, we will be filing with your offices a request for an effective date of Thursday March 05, 2009.

We trust that you will find this to be in order.

Yours truly,
SIERRA VENTURES, INC.

/s/ “Ian Jackson”

Ian Jackson
President

1685 H Street, No. 155, Blaine, Washington, U.S.A. 98230
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: sierraventures@gmail.com